AIRTHIUM INC. AND SUBSIDIARY

**Independent Auditor's Report
and Consolidated Financial Statements**

Years Ended December 31, 2021 and 2020



AIRTHIUM INC. AND SUBSIDIARY

Independent Auditor's Report
and Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

TABLE OF CONTENTS

T: 773 904 2000
F: 773 868 3840
www.intlattest.com

main office
1700 W. Irving Park Rd.
Suite #302
Chicago, IL 60613

downtown office
200 S. Wacker Drive
Suite #1375
Chicago, IL 60606

IAS
Certified Public Accountants

<u>Independent Auditor's Report</u>

Board of Directors
Airthium Inc. and Subsidiary
Les Loges-en-Josas
France

Opinion
We have audited the accompanying consolidated financial statements of Airthium Inc. and Subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, the consolidated statements of changes in shareholders' equity (deficiency), and the consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Airthium Inc. and Subsidiary as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Airthium Inc. and Subsidiary and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Airthium Inc. and Subsidiary's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the

IAS
Certified Public Accountants

T: 773 904 2000
F: 773 868 3840
www.intlattest.com

main office
1700 W. Irving Park Rd.
Suite #302
Chicago, IL 60613

downtown office
200 S. Wacker Drive
Suite #1375
Chicago, IL 60606

aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Airthium Inc. and Subsidiary's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Airthium Inc. and Subsidiary's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The consolidated schedules of selling, general and administrative expenses are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements, or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

International Attest Solutions, LLC

Chicago, Illinois
April 27, 2022

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2021 and 2020

ASSETS

	2021	2020
Current assets		
Cash	$ 947,199	$ 315,548
Prepaid expenses and other assets	30,694	25,397
Refundable VAT tax	33,085	22,008
Refundable income taxes (Note 5)	151,837	127,964
Total current assets	1,162,815	490,917
Non-current assets		
Property and equipment, net (Note 2)	57,733	13,778
	$ 1,220,548	$ 504,695

The accompanying notes are an integral part
of the financial statements

Consolidated Balance Sheets

December 31, 2021 and 2020

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

	2021	2020
Current liabilities		
Government loan, current portion (Note 4)	$ 24,881	$ -
Accounts payable	6,945	29,994
Accrued expenses		
Employee compensation	46,432	19,936
Other	27,873	15,268
Total current liabilities	106,131	65,198
Non-current liabilities		
Shareholders' advances	7,781	12,612
Government loan, non-current portion (Note 4)	373,209	429,884
"SAFE" Agreements (Note 10)	1,752,786	480,000
Total non-current liabilities	2,133,776	922,496
Shareholders' equity (deficiency)		
Common stock, no par value,		
10,000,000 shares authorized; 8,516,074 shares		
issued and outstanding	85	85
Additional paid-in capital	31,136	31,136
Accumulated deficit	(1,021,892)	(511,950)
Accumulative other comprehensive adjustments	(28,688)	(2,270)
Total shareholders' equity (deficiency)		
(Exhibit C)	(1,019,359)	(482,999)
	$ 1,220,548	$ 504,695

The accompanying notes are an integral part
of the financial statements

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Statements of Operations and Comprehensive Loss

Years Ended December 31, 2021 and 2020

	2021	2020
Revenues		
Sales	$ 56,287	$ 42,487
Government grants (Note 3)	16,564	35,226
Tax credits (Note 5)	157,945	118,908
Total revenues	230,796	196,621
Expenses (income)		
Selling, general and administrative expenses (Schedule B-1)	699,118	371,965
Other income	(74)	(54)
Foreign exchange income	(331)	(5,974)
Interest expense	42,025	2,350
Total expenses, net	740,738	368,287
Net loss (Exhibit C)	(509,942)	(171,666)
Other comprehensive adjustments, net of tax		
Foreign currency translation adjustments	(26,418)	(4,408)
Comprehensive loss	$ (536,360)	$ (176,074)

The accompanying notes are an integral part
of the financial statements

Exhibit C

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders' Equity (Deficiency)

Years Ended December 31, 2021 and 2020

	Common Stock	Additional Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balances at December 31, 2019	$ 85	$ 31,136	$ (301,609)	$ (36,537)	$ (306,925)
Net loss (Exhibit B)	-	-	(171,666)	-	(171,666)
Foreign currency translation adjustment	-	-	-	(4,408)	(4,408)
Balances at December 31, 2020 (Exhibit A)	$ 85	$ 31,136	$ (473,275)	$ (40,945)	$ (482,999)
Net loss (Exhibit B)	-	-	(509,942)	-	(509,942)
Foreign currency translation adjustment	-	-	-	(26,418)	(26,418)
Balances at December 31, 2021 (Exhibit A)	$ 85	$ 31,136	$ (983,217)	$ (67,363)	$ (1,019,359)

The accompanying notes are an integral part
of the financial statements

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities		
Net loss	$ (509,942)	$ (171,666)
Adjustments to reconcile net loss		
to net cash for operating activities		
Depreciation and amortization	11,023	5,786
Prepaid expenses and other	(40,247)	(85,465)
Foreign currency translation adjustment	(26,418)	(4,408)
Increase (decrease) in liabilities		
Accounts payable	(23,049)	20,224
Accrued expenses	7,307	(29,726)
Total adjustments to net loss	(71,384)	(93,589)
Net cash used for		
operating activities	(581,326)	(265,255)
Cash flows for investing activities		
Property acquisitions	(54,978)	(8,838)
Cash flows from financing activities		
Loan payable	-	429,884
Shareholders' advances	1,267,955	1,074
Net cash provided by		
financing activities	1,267,955	430,958
Net increase in cash	631,651	156,865
Cash at beginning of years	315,548	158,683
Cash at end of years	$ 947,199	$ 315,548

The accompanying notes are an integral part
of the financial statements

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows (Continued)

Years Ended December 31, 2021 and 2020

Supplemental disclosure of cash flow information:

Cash and cash equivalents, if any, include highly liquid investments with maturities of three months or less.

The accompanying notes are an integral part of the financial statements

NOTE 1 – SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Airthium Inc. (the "Company") and its wholly owned subsidiary Airthium SAS (incorporated in March 2016). All significant intercompany balances and transactions have been eliminated. Airthium Inc. was incorporated in Delaware in May 2017.

Business Operations

The Company's objective is to build a new kind of hybrid energy storage system which combines seasonal energy storage in the form of ammonia, and inter-day storage in the form of hot molten salt. The system is designed to store electricity over such long durations, that when collocated with solar and wind farms, it could be used as a complete replacement for coal, gas and even nuclear power plants.

The Company plans to sell its hybrid seasonal/inter-day storage units to large solar and wind project owners, to turn their facilities into 100% renewable baseload power plants, so the plant owners could collect a premium for the reliability of the electricity supplied all year long to their customers by the plants. The development of the technology is still in progress.

Property and Depreciation

Property and equipment are stated at cost and depreciated using straight-line methods over their estimated useful lives. Leasehold improvements are depreciated over the life of the underlying lease. Other property and equipment are depreciated over 3-5 year periods. Expenditures for repairs and maintenance are expensed as incurred.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

For each tax position, management must determine whether it is more likely than not that the position will be sustained on audit based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize in the financial statements. Interest and penalties, if any, related to federal and state income taxes, are recorded in income tax expense.

NOTE 1 – SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with the generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Advertising costs are expensed when incurred. Advertising expenses were $8,139 and $1,369 for 2021 and 2020, respectively.

Foreign Currency Translation and Transactions

The financial statements of the Company's foreign subsidiary are measured using the local currency as the functional currency. Assets and liabilities of the subsidiary are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. Current and cumulative translation adjustments net of tax effects have been recorded as a separate component of shareholders' equity under accumulated other comprehensive adjustments. Other foreign currency transaction gains or losses are included in consolidated net income.

Stock options

The Company accounts for stock-based compensation in accordance with *ASC 718, Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

New Accounting Standard

Effective January 1, 2022, and thereafter the Company will adopt *Accounting Standard Codification ("ASC") Topic 842, Leases*, that will require significant changes in accounting for operating leases under which the Company is a lessee. Upon adoption, the Company will be required to record a right-of-use asset ("ROU") and an operating lease liability for leases with terms of 12 months or greater. The new standard will be applied using the modified retrospective transition method to the beginning of the earliest period presented. The new lease standard is not expected to have a significant effect on the Company's balance sheet.

NOTE 1 – SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

For the year ended December 31, 2021, the Company has evaluated subsequent events for potential recognition and disclosure through April 27, 2022, the date when the financial statements were available to be issued.

NOTE 2 – PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

	2021	2020
Industrial material	$ 63,351	$ 17,462
Office equipment	19,267	10,604
	82,618	28,066
Less accumulated depreciation	24,885	14,288
Net property and equipment	$ 57,733	$ 13,778

Depreciation expense was $11,024 and $5,786 for 2021 and 2020, respectively.

NOTE 3 – GOVERNMENT GRANTS

In 2021, the Company received a grant from the French agency (Association Nationale de la Recherche et de la Technologie – ANRT), whose purpose was to fund its research and development expenses. The revenue was recognized when the related expenses were incurred.

NOTE 4 – GOVERNMENT LOAN

In 2020, the Company received a loan from the French agency Banque Publique d'Investissements (BPI France) for €350,000, which converted to $398,090 at December 31, 2021 and $429,884 at December 31, 2020. The reimbursement of the loan is deferred until November 2022 and carries interests at 2.25%. The loan is payable in 16 quarterly installments of $24,881 plus interest at 2.25%, with final payment due in August 2026, and is not collateralized by any asset.

NOTE 5 – INCOME TAXES

Differences between book and federal tax income are as follows:

	2021	2020
Loss per books before tax	$ (509,942)	$ (171,666)
Research and development tax credit	(157,945)	(118,908)
Currency adjustments	(16,717)	(98,746)
Other adjustments	(390)	(13,533)
Tax loss for the years	(684,994)	(402,853)
Available tax loss carryforward beginning of years	(1,024,321)	(621,468)
Available tax loss carryforward end of years	$ (1,709,315)	$ (1,024,321)

The French subsidiary is the beneficiary of a research and development tax credit.
Due to its status as an innovating company, the tax credit is refundable before the term of three years and can be pre-funded. The tax credits were $157,945 and $118,908 for 2021 and 2020, respectively. Research and development tax credit balances were $151,837 and $127,964 for 2021 and 2020, respectively.

Tax years ended December 31, 2018 and forward are still open for examination in the future.

Deferred tax assets and liabilities result from the tax effects of the following differences:

	2021	2020
Loss carryforward	$ 472,436	$ 284,932
Depreciation	(472,436)	(284,932)
Net deferred assets	$ -	$ -

NOTE 6 – LEASES

The Company rents office space under a 12-month operating lease. During the year, the amended lease has been renewed and amended with the addition of new rented spaces for twelve additional months such that the expiration date is now September 30, 2022. The lease term includes all related expenses and allocated property taxes.

Future minimum lease commitments on all leases are as follows:

	Operating Leases
2022	$ 59,158
Net minimum lease obligations	$ 59,158

Total rent expense was $53,981 and $26,630 for 2021 and 2020, respectively.

NOTE 7 – CONCENTRATION OF CREDIT RISKS

The Company maintains cash accounts with high quality financial institutions. The balances may at times exceed federally insured limits. Loss exposure is remote.

NOTE 8 – RECLASSIFICATIONS

Certain reclassifications have been made to the 2020 financial statements to conform to the 2021 financial statement presentation. Such reclassifications had no effect on the results of operations, as previously reported.

NOTE 9 – STOCK OPTIONS

In June 2019, the Company authorized the French subsidiary Airthium SAS to issue stock options. The Plan provides an incentive to attract, retain and reward employees who perform services for the Company. Initially, up to 298 shares of common stock of Airthium SAS may be issued pursuant to awards granted under the Plan. The Plan expires 10 years after adoption unless terminated earlier. As of December 31, 2021 and 2020, no options have been exercised.

In addition, the Company reserves the right to swap option shares issued from Airthium SAS for shares in Airthium Inc. at a pre-determined conversion ratio without prior consent.

NOTE 10 – SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE)

During the year ended December 31, 2017, the Company entered into 9 SAFE Agreements (Simple Agreements for Future Equity) with third parties, all of them accredited investors or investment funds. Then, during the year ended Decembre 31, 2021, the Company again entered into 1,425 SAFE Agreements with both accredited and unaccredited investors via an equity crowdfunding campaign on the US platform Wefunder.

Each of the investors from the 2021 Crowdfunding campaign, except 3 of them who collectively invested $300,000, have signed an Investor Agreement, and a Custodial and Voting Agreement, making XX Investments, LLC, a Delaware limited liability company, the Custodian for the SAFE Agreements. The Investor Agreement contains a Lead Investor Power of Attorney, which, for each investor who signed it, appoints XX Team LLC, a Delaware limited liability company, as the investor's true and lawful representative and attorney-in-fact, and agent of the investor, with full power and authority to make voting decisions on securities beneficially owned by the investor.

The first group of 9 SAFE agreements from 2017 will hereafter be referred to as "the 2017 SAFE Agreements," and the 1,425 SAFE agreements from 2021 will hereafter be referred to as "the 2021 SAFE Agreements". Collectively, all SAFE agreements entered into since incorporation will be hereafter referred to as "the SAFE Agreements" or "the Agreements".

The SAFE Agreements have no maturity date and bear no interest. The Agreements provide the investor with the right to future equity in the Company per the terms of the Agreement. Each Agreement is subject to a valuation cap. The valuation caps of the 2017 SAFE Agreements are "pre-money" and range from $6,000,000 to $10,000,000. The valuation caps of the 2021 SAFE Agreements are "post-money", range from $12,000,000 to $17,000,000, and have a discount rate of 100%.

NOTE 10 – SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE) (Continued)

Per the SAFE Agreements entered into, if there is an equity financing round before the SAFE expires or is terminated, the Company will convert the SAFE into shares of the Company's stock. The stock that a SAFE investor is issued will have a liquidation preference that is equal to the original investment amount.

SAFE Agreements 2017

If there is a liquidity event before the expiration or termination of any of the 2017 SAFE Agreements, the corresponding investors can choose to receive either:
1) A cash payment equal to the purchase amount, or
2) Issuance of a number of shares of common stock per the valuation cap.
Thereafter, the 2017 SAFE Agreements will terminate. In connection with the cash payment through a liquidity event, if there are not enough funds to pay the investors and holders of the SAFE Agreements in full, funds will be distributed pro-rata and based on the purchase price, and the remaining unpaid amounts will be settled with the issuance of common stock.

In a dissolution event, 2017 SAFE Agreement holders will be paid out of the remaining assets prior to holders of the Company's capital stock.
As of December 31, 2021, none of the SAFE Agreements were converted into equity, terminated or expired based on the terms of the Agreements.

The principal characteristics of the existing 2017 SAFE Agreements can be summarized as follows:

Date	2021	2020	Valuation Cap	Number of agreements
07.21.17	$ 100,000	$100,000	$ 10,000,000	1
08.15.17	20,000	20,000	6,000,000	1
08.16.17	25,000	25,000	6,000,000	1
08.22.17	10,000	10,000	8,000,000	1
08.24.17	25,000	25,000	6,000,000	1
08.25.17	50,000	50,000	8,000,000	1
09.05.17	25,000	25,000	8,000,000	1
09.22.17	25,000	25,000	8,000,000	1
11.30.17	200,000	200,000	8,000,000	1
	$ 480,000	$480,000		9

NOTE 10 – SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE) (Continued)

SAFE Agreements 2021

If there is a liquidity event before the expiration or termination of any of the 2021 SAFE Agreements, then the corresponding investors can choose to receive either:
1) A cash payment equal to the greater of the purchase amount (the "Cash-Out Amount"), or the Conversion Amount, which is the purchase amount multiplied by the liquidity price divided by the SAFE price, or
2) Issuance of a number of shares of common stock per the valuation cap.
Thereafter, the 2021 SAFE Agreements will terminate. In connection with the payment of a Cash-Out Amount in a liquidity event, after pre-existing holders of Preferred stock (if any) have been paid, if there are not enough funds to pay the investors and holders of the SAFE Agreements in full, funds will be distributed pro-rata and based on the value of the Cash-Out Amount, and the remaining unpaid amounts will be settled with the issuance of common stock.

In a dissolution event, 2021 SAFE Agreement holders will be paid their Cash-Out Amount out of the remaining assets, with the following liquidation priority: (i) junior to outstanding indebtedness and creditor claims; (ii) on par with payments for other Safes and/or Preferred Stock. If there are not enough funds to pay the investors and holders of the SAFE Agreements in full, funds will be distributed pro-rata and based on the purchase price; (iii) senior to payments for common stock.

Regarding Conversion Amounts paid during a liquidity event, the investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

NOTE 10 – SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE) (Continued)

The principal characteristics of the existing 2021 SAFE Agreements can be summarized as follows:

Date	2021	2020	Valuation Cap	Number of agreements
05.14.21	$ 155,500	$ -	$ 12,000,000	81
05.14.21	680,949	-	17,000,000	1,248
07.16.21	43,000	-	12,000,000	8
07.16.21	93,337	-	17,000,000	85
07.16.21	100,000	-	12,000,000	1
07.16.21	100,000		17,000,000	1
07.16.21	100,000	-	17,000,000	1
	$ 1,272,786	$ -		1,425

Note that, in the above list, 3 investors have both a $12,000,000 Valuation Cap SAFE and a $17,000,000 Valuation Cap SAFE, hence 1,422 investors and 1,425 SAFE Agreements.

NOTE 11 – SIGNIFICANT UNCERTAINTY

The COVID-19 pandemic that emerged in early 2020 has continued to develop rapidly with a significant number of cases. Uncertain consumer behavior and disruptions to the supply chain continue as a result of the pandemic. The continuing financial impact into 2022 and duration of this event cannot be reasonably estimated at this time.

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Schedules of Selling, General and Administrative Expenses

Years Ended December 31, 2021 and 2020

	2021	2020
Salaries and wages	$ 316,415	$ 203,516
Payroll taxes	68,000	35,070
Employee benefits	1,971	939
Hiring and training	4,141	-
Travel and entertainment	11,342	4,258
Advertising	8,139	1,369
Repairs and maintenance	2,630	-
Rent	63,443	27,556
Utilities	50,585	5,730
General insurance	1,447	1,295
Depreciation and amortization	11,024	5,786
Office expense and miscellaneous	11,192	4,481
Postage and delivery	967	-
Telecommunications	727	454
Bank fees	2,699	1,550
Professional fees	78,742	56,319
Outside services	64,447	22,983
Other taxes	1,207	659
Total selling, general and administrative expenses	$ 699,118	$ 371,965